Cimarex Energy Co.

1700 Lincoln Street, Suite 1800

Denver, Colorado 80203-4518

Phone 303-295-3995

Fax 303-295-3494

Sent Via Fax to 202-772-9368	January 24, 2006
Also sent via Edgarization

Ms. Jill S. Davis

Division of Corporation Finance

U.S Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

cc. Ms. Jennifer Goeken

Re:	Cimarex Energy Co.
Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005, Filed November 7, 2005
Response Letter Dated December 28, 2005
File No. 001-31446

Dear Ms. Davis:

In response to your letter dated January 13, 2006, please find below the information you requested.

Cimarex Energy acknowledges that:

•                  Cimarex Energy is responsible for the adequacy and accuracy of disclosure in its filings;

•                  SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Cimarex filings; and

•                  Cimarex Energy may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENTS/RESPONSE

Comment:

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 6. Long-Term Debt, page 13

1.               We have considered your response to prior comment two and have the following additional comments concerning the floating rate convertible notes (“host contract”):

•                  We are unable to locate the host contract and associated contracts and /or agreements, if applicable, filed as exhibits in accordance with Item 601 of Regulation S-K.  Please provide copies of the applicable agreements for our review.  Confirm, if true, that the appropriate documents have been filed as exhibits or otherwise advise.

Response:

The indenture for the floating rate convertible notes due 2023, and the related First, Second and Third supplemental indentures are items of public record and have been filed as exhibits in the following.

•                  Item 21 of Amendment No. 2 to Form S-4 (filed by Cimarex Energy Co. on April 25, 2005 and declared effective on April 28, 2005), Exhibit Number 4.5 referring to the indenture for the floating rate convertible notes, incorporating by reference to Magnum Hunter Resources, Inc.’s Form 10-K for the year ended December 31, 2003.

•                  Item 12 of Schedule TO (filed by Cimarex Energy Co. on July 6, 2005), Exhibit Number (d) (1) referring to the indenture for the floating rate convertible notes, incorporating by reference to Magnum Hunter Resources, Inc.’s Form 10-K for the year ended December 31, 2001; Exhibit Number (d) (3) referring to the First Supplemental Indenture for the convertible notes, dated June 6, 2005, incorporating by reference to Exhibit 4.1 to Magnum Hunter’s Current Report on Form 8-K, filed on June 8, 2005, file no. 001-12508; Exhibit (d) (4) referring to the Second Supplemental Indenture for the convertible notes, dated June 7, 2005, incorporating by reference to Exhibit 4.1 to Cimarex’s Current Report on Form 8-K, filed on June 8, 2005, file no. 001-31446; and Exhibit (d) (5) referring to the convertible notes’ Third Supplemental Indenture, dated June 13, 2005, incorporating by reference to Exhibit 4.1 to Cimarex’s Current Report on Form 8-K, filed on June 17, 2005, file no. 001-31446.  Also, as part of Item 12 is Exhibit (a) (1) referring to the Offer to Purchase dated July 6, 2005, which will be referenced later in this response.

•                  Item 16 of Post-Effective Amendment No. 1 to Form S-3 (filed by Cimarex Energy Co. on July 20, 2005 and declared effective on July 20, 2005), Exhibit Numbers 4.7, 4.9, 4.11 and 4.12 referring to the indenture for the floating rate convertible notes, the First Supplemental Indenture, the Second Supplemental Indenture, and the Third Supplemental Indenture for the convertible notes, respectively, all incorporating by reference to the various respective aforementioned Form 10-K and 8-K’s.

Comment (continued):

1.               We have considered your response to prior comment two and have the following additional comments concerning the floating rate convertible notes (“host contract”):

•                  We are unable to agree with your assessment of the redemption feature until we have reviewed the terms contained within the agreement.

Response:

Copies of the indenture for the floating rate convertible notes due 2023 and any related supplemental indenture agreements can be accessed as items of public record filed as exhibits in the previously mentioned Forms filed with the Securities and Exchange Commission by Cimarex Energy Co. and Magnum Hunter Resources, Inc.  Related copies of the noted indenture agreements, as well as a copy of the Offer to Purchase dated July 6, 2005, will also be delivered to your attention via Federal Express delivery service within two days of the date of this response.

Comment (continued):

1.               We have considered your response to prior comment two and have the following additional comments concerning the floating rate convertible notes (“host contract”):

•                  We are unable to agree with your assessment of the conversion option until we have reviewed the terms contained within the agreement.  In this regard, it is unclear whether or not the conversion of the host contract would result in a fixed or variable number of shares.  For instance, you indicate that your host contract does not meet the definition of conventional convertible under paragraph 4 of EITF 00-19 because “exercise of the conversion feature may result in a combination of cash and a variable number of shares.”  You further indicate, though, that there “is an explicit limit on the total number of shares to be delivered to the holders in a share settlement.”

Response:

The number of shares that may be issued under the floating rate convertible notes indenture must be ascertained from several sections of the indenture.  Section 10.14 (a) (i) of the indenture provides that the number of shares to be converted is calculated by taking the $125 million of principal divided by 1000 (resulting in 125,000 units).  These units are then multiplied by the “Conversion Rate”, defined in the definition section of the agreement as originally being 82.0345. This rate was subsequently adjusted upward to 83.1255 due to a dividend being paid by Magnum

Hunter before the merger with Cimarex Energy Co (“Merger”) in order to avoid dilution to the note holders because of the dividend, per Section 10.05 of the indenture agreement.

The Second Supplemental Indenture agreement for the convertible notes (Section 2.1 “Amendments to Definitions”) and the Offer to Purchase dated July 6, 2005 (“Certain Significant Considerations,” under the “Adjustment of Conversion Rate and Conversion Price” section of the Offering) revise the computation of the “Conversion Rate” and “Conversion Price,” as presented in the original indenture.

The 83.1255 Conversion Rate is multiplied by the .415 exchange ratio per the Merger agreement which results in a post-merger Conversion Rate of 34.4971.  This post-merger Conversion Rate of 34.4971 is then multiplied by the aforementioned 125,000 units, which results in 4,312,137 as the explicit limit (maximum) number of shares that can be delivered to the holders in a share settlement.

The “Conversion Value” is calculated (per Section 10.14 (a) (ii) of the indenture agreement) by multiplying the explicit limit of 4,312,137 shares by the 10-day average common stock price prior to conversion.  The computed average common stock price will determine what combination of cash and shares will be paid if and/or when converted.  If the Conversion Value is calculated to be less than or equal to the “Principal Return” value of $125 million, the note holders would not receive any shares. Payment would be made in cash only.  If the Conversion Value is equal to or greater than the “Principal Return” value of $125 million, then the payment to the holders will be made in cash of $125 million and the excess value will be paid in shares, never to exceed the explicit limit of 4,312,137 shares.

The indenture agreement defines “Conversion Price” as $12.19 per share of Magnum Hunter common stock, which was subsequently adjusted to $12.03 per share, due to the aforementioned dividend being paid before the Merger.  This $12.03 price is divided by the .415 exchange ratio to result in a post-merger Conversion Price of $28.99 per share of Cimarex Energy common stock.

Combining the above concepts, it can be noted that the post-merger Conversion Price of $28.99 multiplied by the explicit limit of shares of 4,312,137 equals a Conversion Value of $125 million.  Should the price of Cimarex shares be higher than $28.99 at conversion, the excess Conversion Value over the principal amount of $125 million would be paid in Cimarex stock and the principal value would be paid in cash. Since the market price of Cimarex stock will vary, a variable number of shares may be issued at conversion if the Conversion Value results in an amount above the “Principal Return” value of $125 million.

Since optional conversion by a holder may result in the issuance of a variable number of shares, we noted in our previous response letter that the floating rate convertible notes could not be considered conventional convertible debt pursuant to EITF 05-02.

As part of our analysis of paragraphs 12-32 of EITF 00-19, to determine if the conditions for inclusion in stockholders’ equity are met, we were able to state that there exists an explicit limit on the total number of shares to be delivered to the holders in a share settlement (i.e. 4,312,137 shares).

As such, based on the existence of an explicit limit of shares, as well as the additional analysis provided in our previous response letter, we were able to conclude that the conversion feature should be included in stockholders’ equity, and thus the embedded conversion feature should not be accounted for as a separate derivative instrument.

Should you have any questions regarding this response, please do not hesitate to contact me at (303) 295-3995.

Sincerely,

/s/ Paul Korus
Chief Financial Officer